Exhibit 99.1
Demand Media, Inc.
Unaudited Pro Forma Combined Financial Information
Introduction

The following tables present unaudited pro forma consolidated financial information of Demand Media, Inc., together with its consolidated subsidiaries (the “Company”) for the year ended December 31, 2011. The tables and financial information contained herein are considered supplemental to our pro forma information included in our October 21, 2011 Form 8-K/A filing (the “October 21st 8-K”) with the Securities and Exchange Commission (the “SEC”). Please refer to the October 21st 8-K for further information.

The unaudited pro forma consolidated financial information relates to the following transactions:

1.	the acquisition of RSS Graffiti, LLC ("RSS Graffiti") on August 5, 2011 pursuant to a Securities Purchase Agreement, dated as of August 5, 2011 (the "RSS Securities Purchase Agreement").

2.	the acquisition of IndieClick Media Group, Inc. ("IndieClick") on August 8, 2011, pursuant to a Stock Purchase Agreement, dated as of August 8, 2011 (the "IndieClick Stock Purchase Agreement").

The accompanying unaudited pro forma combined statement of operations for the year ended December 31, 2011 gives effect to the Company's acquisition of RSS Graffiti and IndieClick in transactions accounted for as business combinations. The pro forma combined statements of operations for the year December 31, 2011 combine the results of the Company, RSS Grafitti and IndieClick for that period and assume that the acquisitions occurred on January 1, 2011.

The pro forma combined statement of operations has been adjusted to give effect to pro forma events that are (i) directly attributable to the acquisitions, (ii) factually supportable, and (iii) expected to have a continuing impact on the combined results of operations. The detailed assumptions used to prepare the pro forma statement of operations are contained in the notes to the unaudited pro forma statement of operations, and such assumptions should be reviewed in their entirety.

The notes to the unaudited pro forma combined statement of operations provide a more detailed discussion of how such adjustments were derived and presented in the pro forma combined statement of operations. The accompanying unaudited pro forma combined statement of operations has been compiled from historical data and other information as described herein and should be read for comparison purposes only. These pro forma results do not purport to represent what the Company's financial statements actually would have been had the transactions occurred on the dates indicated herein, or project the Company's performance for any future periods.

The accompanying unaudited pro forma combined statement of operations should be read in conjunction with:

•	The Company's pro forma combined financial statements and related notes filed with the SEC in reports on Form 8-K/A on October 21, 2011;

•	the historical financial statements and notes thereto of the Company included in its Annual Report on Form 10-K for the years ended December 31, 2010 and 2011;

•
the historical financial statements and notes thereto of RSS Graffiti for the period from inception to December 31, 2009, the year ended ended December 31, 2010 and the interim periods ended June 30, 2011 and 2010 included in reports on Form 8-K on October 21, 2011; and

•
the historical financial statements and notes thereto of IndieClick for the year ended December 31, 2010 and the interim periods ended June 30, 2011 and 2010 included in reports on Form 8-K on October 21, 2011.

Demand Media, Inc. and Subsidiaries

Unaudited Pro Forma Combined Statement of Operations

For The Year Ended December 31, 2011
(In thousands, except per share amounts)

	Demand Media	RSS Graffiti	IndieClick	Pro Forma Adjustments		Pro Forma Combined
Revenue	$324,866	$1,104	$3,056	$(200)	(a)	$328,826
Operating expenses
Service costs (exclusive of amortization of intangible assets shown separately below)	155,830	1,557	1,617	(200)	(a)	158,804
Sales, product development, general and administrative	134,991	438	2,474	(871)	(b)	137,032
Amortization of intangible assets	47,174	27	—	1,347	(c)	48,548
Total operating expenses	337,995	2,022	4,091	276		344,384
Loss from operations	(13,129)	(918)	(1,035)	(476)		(15,558)
Other income (expense)
Interest income	56	3	—	—		59
Interest expense	(861)	—	(19)	—		(880)
Other income (expense), net	(413)	—	—	—		(413)
Total other expense	(1,218)	3	(19)	—		(1,234)
Loss before income taxes	(14,347)	(915)	(1,054)	(476)		(16,792)
Income tax expense	(4,177)	—	(5)	—		(4,182)
Net loss	(18,524)	(915)	(1,059)	(476)		(20,974)
Cumulative preferred stock dividends	(2,477)	—	—	—		(2,477)
Net loss attributable to common stockholders	$(21,001)	$(915)	$(1,059)	$(476)		$(23,451)
Net loss per share:
Basic and diluted	$(0.27)					$(0.30)
Weighted average number of shares	78,646			390	(d)	79,036

See Notes to Unaudited Pro Forma Combined Financial Information

Demand Media, Inc. and Subsidiaries
Notes to Unaudited Pro Forma Combined Financial Information

Note 1. Basis of Presentation
The accompanying unaudited pro forma combined financial information is derived from the historical consolidated results of operations of Demand Media, Inc. (the “Company”), RSS Graffiti, LLC ("RSS Graffiti") and IndieClick Media Group, Inc. ("IndieClick"). The unaudited pro forma combined statement of operations assumes that the acquisitions occurred on January 1, 2011.
The information contained herein is considered supplemental to our pro forma information included in the October 21st 8-K. Please refer to the October 21st 8-K for further information. The unaudited pro forma consolidated statement of operations should also be read in conjunction with the Company’s consolidated financial statements and related notes filed with the SEC in reports on Form 8-K/A on October 21, 2011, and the financial statements and related notes filed with the SEC in its annual report on Form 10-K for the year ended December 31, 2011.
The Company's acquisition of RSS Graffiti and IndieClick were accounted for with an effective date of August 5, 2011 and August 8, 2011, respectively. Therefore, the Company’s actual results for the year ended December 31, 2011 include the actual results of RSS Graffiti and IndieClick for the period subsequent to those dates. This presentation combines the actual unaudited results of RSS Graffiti and IndieClick for the pre-acquisition periods from January 1, 2011 to August 5, 2011 and from January 1, 2011 to August 8, 2011, respectively, with Demand Media’s 2011 results, and after certain adjustments discussed below, arrives at the pro forma combined statement of operations for the year ended December 31, 2011.

Note 2. Pro Forma Assumptions and Adjustments

Pro forma transaction adjustments are necessary to reflect transactions directly related to the RSS Graffiti and IndieClick acquisitions. The accompanying unaudited pro forma consolidated statement of operations reflects the following pro forma adjustments (in thousands):

a.	To eliminate the revenues and cost of sales between RSS Graffiti and the Company of $0.2 million for the year ended December 31, 2011.

b.
To eliminate transaction costs of $0.9 million directly related to the acquisitions that were expensed during the year ended December 31, 2011. These costs have been excluded from the pro forma combined income statement because they are non-recurring costs directly attributable to the transaction.

c.
To record the difference in amortization of preliminary fair value amounts allocated to intangible assets on a straight-line basis over estimated useful lives, net of historical amortization of acquired companies.

d.	To reflect the 390,311 shares issued for the acquisition of RSS-Graffiti as if they had been issued as of January 1, 2010.

      The unaudited pro forma combined statements of operations for the year ended December 31, 2011 does not include the effect of a reduction in interest income related to the payment of the cash purchase price as the amount is not material.